UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2023

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated May 30, 2023 announces changes to its Committee Structure to Reinforce its Corporate Governance

Ferroglobe Announces Changes to its Committee Structure to Reinforce its Corporate Governance

LONDON, May 30, 2023 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading global producer of silicon metal, silicon-based and manganese-based ferroalloys, announces today that the Board of Directors has made several important improvements to the composition of its board committees, effective immediately.

With the objective of making all essential Board committees fully independent, the Board of Directors has eliminated the existing structure of the separate Nominations and Corporate Governance Committees, replacing them with a new combined Nominations and Governance Committee. This new committee consists of three independent directors: Nicolas De Santis (Chair), Belen Villalonga and Bruce Crockett. In addition, in order to make the Compensation Committee comprised exclusively of independent directors,  Stuart Eizenstat replaces Silvia Villar-Mir de Fuentes on that Committee, effective immediately.  No directors leave the Board as a result of these changes.

Javier López Madrid, Ferroglobe’s Executive Chairman, commented, “The structural changes we have made to these Board committees will greatly enhance our corporate governance. The new Nominations and Governance Committee, as well as the Compensation Committee, will be comprised of completely independent members, reflecting best industry practices. Our Audit Committee remains fully independent. We believe these changes reinforce our commitment to high standards of transparency, accountability, and independence in our decision-making.

“We believe that each of these changes will strengthen our corporate governance framework and contribute to the long-term success of our company. Our Board remains dedicated to creating value for our shareholders and ensuring that our corporate governance practices reflect the interests of all stakeholders,” concluded Mr. López Madrid.

About Ferroglobe

Ferroglobe is a leading global producer of silicon metal, silicon and manganese-based ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit Ferroglobe website.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Anis Barodawalla

Executive Vice President - Investor Relations

Email: investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

Email: corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2023
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)